UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                       Lance Capital Ltd.
                 1226 White Oaks Blvd., Ste 10A
                    Oakville, Ontario L6H 2B9
                      Phone: (905) 845-1073
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street, Suite 800
                       Buffalo, NY  14210
                          716-845-6000


                         Not Applicable
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 988480109


1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       LANCE CAPITAL LTD.


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)___


3.     SEC USE ONLY

4.     SOURCE OF FUNDS:  WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Oakville, Ontario, Canada


NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          6,466,800
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            6,466,800

                    10.     SHARED DISPOSITIVE POWER
                            -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,466,800 shares of common stock of the Issuer.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.58%

14.  TYPE OF REPORTING PERSON*

     OO

       *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

CUSIP NO. 988480109


1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       PATRICIA KELLEY


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)___


3.     SEC USE ONLY

4.     SOURCE OF FUNDS:  PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canadian


NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          4,000,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            4,000,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000 shares of common stock of the Issuer.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.83%

14.  TYPE OF REPORTING PERSON*

     IN

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Yukon Gold Corporation, Inc. (the "Issuer")
          Common Stock, Par Value $.0001 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Yukon Gold Corporation, Inc.
          1226 White Oaks Blvd., Ste 10A
          Oakville, Ontario CAN L6H 2B9

ITEM 2.   IDENTITY AND BACKGROUND.

(1)            Lance Capital Ltd.

          Place of Organization:   Oakville, Ontario Canada

          Principal Business:      Investment Company

          Address:  1226 White Oaks Blvd., Oakville
                    Ontario Canada L6H 2B9

          Directors:     Patricia Kelley, President

          Executive Officers: Patricia Kelley, President

      (d) no
      (e) no


Information on Individual Directors and Officers pursuant to Instruction C:


     (a)  Patricia Kelley, President
     (b)  146 Trelawn Ave, Oakville, Ontario Canada L6J 4R2
     (c)  None
     (d)  No
     (e)  Canadian

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

10,466,800 shares were purchased in a private placement.


ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate its respective investments in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon its evaluation of its respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports beneficial ownership of 10,466,800 shares of common stock of the Issuer, representing 7.41% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 141,159,935 Shares (as reported in the Issuer's Form 10-Q as of October,2010).

(b) The Reporting Person has sole voting and dispositive power with respect to 10,466,800 shares of common stock.

(c)  The following purchases of the Shares are as follows:


                                             Price/Share (in
                                             Dollars
Purchase In The                Number of     Commissions not
    Name Of         Date       Shares        included)

Lance Capital     November 5,  6,466,800     US$.0025
Ltd.              2010


Patricia Kelley   November 5,  4,000,000     US$.0025
                  2010

This transaction was effectuated through a private placement.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is a major Shareholder of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 15th day of November, 2010.


LANCE CAPITAL LTD.



By:s/Patricia Kelley
     Patricia Kelley, President




s/Patricia Kelley
  Patricia Kelley